EXHIBIT 4.3
EMPLOYMENT AGREEMENT
THIS AGREEMENT made the 31st day of January, 2017.
BETWEEN:
ONCOLYTICS BIOTECH (U.S.), INC.
("OBUS")
-and-
MICHAEL MOORE
(the "Employee")
WHEREAS:

A.	OBUS and its Affiliates are engaged in the business of developing pharmaceutical products;

B.
OBUS has made an offer of employment to the Employee, subject to the terms and conditions contained herein, and subject to the termination of the Services Agreement concurrent with the commencement of employment under this Agreement;

C.	The Employee is prepared to accept the offer of employment;
NOW THEREFORE the parties agree as follows:
Section 1 - Definitions and Interpretation
(1)    In this Agreement the following defined terms shall have the meanings indicated:

(a)
”Affiliate” means any entity that, directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with a party. For the purposes of this definition, control shall mean: (i) the direct or indirect ownership of fifty percent (50%) or more of the voting stock of a corporation; or (ii) the direct or indirect ownership of fifty (50%) or more of the ownership interest of any other entity; or (iii) the ability to elect a majority of the directors of the entity;

(b)
"Business" means the business currently carried on by OBUS and its Affiliates, which is the development, testing, marketing and sale of pharmaceutical products together with such additional business as OBUS or its Affiliates may decide to undertake from time to time;

(c)	"Commencement Date" means February 20, 2017;

(d)	“Good Reason” means any one of the following events occurring on or after the Commencement Date:

(i)	Any reduction in the Employee’s then existing annual base compensation and benefits, unless comparable reductions are made for all other executive employees of Oncolytics;

(ii)	Any material diminution of the Employee’s duties, responsibilities, authority or reporting structure, excluding for this purpose an isolated or inadvertent action not taken in bad faith which is remedied by Oncolytics immediately after notice thereof is given by the Employee;

(iii)
Any request that the Employee relocate to a work site that would increase the Employee’s one-way commute distance by more than eighty (80) kilometers from the Employee’s then principal residence, unless the Employee accepts such relocation opportunity; or

(iv)	Any material breach by Oncolytics of its obligations under this agreement that is not remedied within thirty (30) days of written notice of such breach from the Employee;

(e)	"Confidential Information" means all confidential information of OBUS and its Affiliates, and includes:

(i)
any data or information directly or indirectly related to the Business or arising directly or indirectly in the course of, or derived from the Employee's employment with OBUS whether related to products, equipment, inventions, ideas, designs, methods, systems, improvements, processes, research or otherwise;

(ii)	any technical or scientific know-how;

(iii)
financial and sales information, customer lists, pricing policies, lists of suppliers, proprietary computer programs in any format whatsoever, programming techniques, the manner of plans or methods of operation and the like relating to the Business;

(iv)
patent applications, drawings, blueprints, manuals, letters, notebooks, reports and all other materials (written or otherwise) related to the Business or to the agents, joint venturers or contractors of OBUS or its Affiliates; and

(v)	any information provided to or received by OBUS or its Affiliates on a confidential basis;

(f)
"Intellectual Property" means all information, data, designs, processes, software, algorithms and inventions, including those that may be the subject of patent, copyright, industrial design, trademarks, trade secret or other forms of legal protection, made, conceived or developed by the Employee during the term of employment with OBUS, whether alone or jointly with others and whether during or after regular working hours, that relates to or in any way pertains to or connects with any matter developed, or under investigation or development by OBUS or its Affiliates, or related to the Business;

(g)	"Termination Event" means:

(i)	breach by the Employee of any material provision of this Agreement;

(ii)	material violation by the Employee of any statutory or common law duty of loyalty to OBUS and its Affiliates;

(iii)	the commission of a criminal offence by the Employee against OBUS or its Affiliates; and

(iv)	personal or professional conduct of the Employee which in the reasonable and good faith judgment of OBUS may significantly injure OBUS' Business or interfere with the Employee's job performance.
(2)    This Agreement shall be governed by and construed in accordance with the laws of California.
(3)    The parties shall with reasonable diligence take all action, do all things, attend or cause their representatives to attend all meetings and execute all further documents, agreements and assurances as may be required from time to time in order to carry out the terms and conditions of this Agreement in accordance with their true intent.
(4)    The following schedules are attached to and form part of this Agreement:
Schedule "A" – Job Description
Schedule "B" – Benefits

Section 2 -     Employment
(1)    OBUS agrees to employ the Employee in the position of Vice President, Investor Relations and Communication and the Employee accepts the employment, starting on the Commencement Date.
(2)    The Employee shall perform the duties and responsibilities associated with the position of Vice President, Investor Relations and Communications including those set out on the Job Description attached as Schedule "A". The Employee may, from time to time, be assigned or undertake additional duties and responsibilities consistent with those generally appropriate for a Vice President, Investor Relations and Communications and the Employee's duties and responsibilities may be modified or expanded from time to time.
(3)    The Employee shall perform the duties and responsibilities set out in Section 2(2):

(a)	diligently, faithfully and to the best of the Employee's ability; and

(b)	in the best interests of OBUS.
(4)    The Employee shall comply with the terms, conditions and requirements of OBUS' Policy Manual and benefit plans, as the same may be amended, revised or added to from time to time.

Section 3 -     Remuneration
(1)    OBUS shall pay to the Employee a salary of Two Hundred and Thirty Thousand ($230,000.00) United States dollars per annum, exclusive of bonuses, benefits and other compensation, payable in equal installments of Nine Thousand Five Hundred and Eighty-Three United States Dollars and Thirty-Three Cents ($9,583.33) on the fifteenth (15) and last day of each month.
(2)    OBUS shall, on or before the anniversary date of this Agreement in each year, evaluate and set the Employee's salary for the next ensuing year.
(3)    OBUS shall reimburse the Employee for all reasonable out-of-pocket expenses incurred by the Employee in the performance of the Employee's obligations under this Agreement, subject to OBUS' policies then in force.
(4)    OBUS shall be entitled to withhold from any payments made to the Employee any amounts that OBUS is required to withhold pursuant to any Act in force that relates to income tax, social security, medicare or pension in any jurisdiction under which such payments are required to be made by or on behalf of the Employee.
Section 4 -     Benefits and Equity Compensation
The Employee shall be entitled to participate in benefit plans described in Schedule "B" and in other benefit plans instituted or as amended by OBUS from time to time.
Performance Share Units
The Employee shall be granted 60,000 performance share units (“PSU’s”) on the Commencement Date under Oncolytic Biotech Inc.’s Incentive Award Plan. The PSU’s will vest upon the proposal and implementation of an Investor Relations strategy and two years of service for one third of the PSUs with the remaining two thirds of the PSUs vesting after three years of service.
Stock Options
The Employee shall be granted 125,000 stock options on the Commencement Date under Oncolytics Biotech Inc.’s Stock Option Plan. These options will be priced on the Commencement Date and 37,500 stock options will vest immediately, followed by 37,500 vesting after twelve (12) months from the Commencement Date and the final 50,000 vesting after twenty-four (24) months from the Commencement Date.
Section 5 -     Vacations
The Employee shall, in addition to all statutory holidays, be entitled to twenty (20) Business Days paid vacation during each twelve (12) month period of employment under this Agreement. The Employee's vacation time shall be governed by applicable policies of OBUS.
Section 6 -     Place of Employment
The Employee shall be based within the greater metropolitan area of San Diego, California, and shall perform the majority of his employment obligations within that area.

The Employee will make provision in his home for an office space in which he can conduct OBUS business. The Employee will provide furnishings and equipment for the home office space along with such other items as are required to properly perform his duties. OBUS will provide the use of a laptop computer and will reimburse the Employee for the use of a smart phone.
The Employee shall be available to travel within the United States and outside the United States as required to fulfill his duties and responsibilities.
Section 7 -     Confidential Information
(1)    The Employee confirms that the Confidential Information is the sole and exclusive property of OBUS or its Affiliates and is held by the Employee in trust for the benefit of OBUS and its Affiliates. The Employee shall use the Employee's best efforts and exercise utmost diligence to protect and safeguard the Confidential Information. Neither during the period of employment by OBUS nor thereafter for a period of three years shall the Employee, directly or indirectly, use or disclose to any other person any Confidential Information, whether or not acquired, learned or obtained or developed by the Employee alone or in conjunction with others, except as such disclosure or use may be required in connection with the employment with OBUS or as may be agreed to in writing by OBUS.
(2)    Subsection 7(1) shall not apply to Confidential Information that:

(a)	is in the public domain at the time of its disclosure, or which, after disclosure, becomes part of the public domain other than by disclosure by the Employee;

(b)	the Employee can show was in the Employee's possession at the time of disclosure and was not acquired from OBUS or its Affiliates; or

(c)	was received by the Employee from a third party without a covenant of confidentiality, provided such third party is under no obligation of confidentiality with respect to the Confidential Information.
(3)    The Employee shall keep informed of OBUS' policies and procedures for safeguarding OBUS' property including, without limitation, the Confidential Information and the confidentiality thereof, and will strictly comply therewith at all times. The Employee shall not, except as required in the course of the employment with OBUS, remove from OBUS' premises any OBUS property including, without limitation, Confidential Information. The Employee shall, immediately upon termination of employment with OBUS, return to OBUS all of OBUS' property in the Employee's possession, including, without limitation, all tangible parts of or relating to the Confidential Information as is in the Employee's possession or under the Employee's control without retaining any copies or record thereof or any other mechanical means that, alone or in combination with other means, would permit the Employee to reproduce or make available the Confidential Information.
(4)    The Employee shall advise any future employer, associate or affiliate that the Employee has signed this Agreement and is bound by its terms and conditions.
Section 8 -     Intellectual Property
(1)    The Employee confirms that any and all Intellectual Property shall be the sole and exclusive property of OBUS or its Affiliates and shall be assigned by the Employee to OBUS, or its nominee. The Employee agrees to disclose promptly to OBUS or its nominee any and all Intellectual Property and to execute written assignments of the Employee's right, title and interest in and to the Intellectual Property to OBUS or its nominee.
(2)    With respect to any Intellectual Property, the Employee also agrees:

(a)	to assist OBUS or its nominee in preparing any necessary copyright and patent applications, including Canadian and foreign applications, covering the Intellectual Property;

(b)	to sign and deliver all such applications and their assignment to OBUS or its nominee; and

(c)
generally to give all information and testimony, to co-operate with OBUS and its solicitors, to sign all lawful papers, and to do all lawful things that may be needed or requested by OBUS to obtain, extend, reissue, maintain or enforce copyrights or patents covering the Intellectual Property.

(3)    OBUS shall bear all expenses that are incurred in obtaining, extending, reissuing, maintaining and enforcing any and all copyrights or patents in respect of the Intellectual Property assigned to OBUS or its nominee by the Employee, and in the vesting and perfecting of title thereto in OBUS or its nominee and shall pay the Employee reasonable compensation for any time that OBUS may require the Employee to expend in order to accomplish the above subsequent to the termination of employment with OBUS.
(4)    The Employee hereby waives in favour of OBUS and its Affiliates, all moral rights in any and all copyright works authored or co-authored by the Employee during the term of this Agreement that directly relate to the Business of OBUS or its Affiliates.
Section 9 -     Term and Termination
(1)    The Employee's employment under this Agreement shall commence on the Commencement Date and shall continue until terminated in accordance with this Section 9.
(2)    Subject to Sections 9(3) and (4), and notwithstanding any other provision contained herein to the contrary, the employment relationship between the Employee and OBUS arising out of this Agreement shall terminate upon forty-five (45) days notice being given to OBUS by the Employee or immediately upon notice being given to the Employee by OBUS.
(3)    If OBUS is entitled to terminate this Agreement for cause, or as the result of a Termination Event, OBUS shall not be required to compensate the Employee in respect of such termination or provide any period of notice in lieu of compensation with respect to such termination.
(4)    Subject to Section 9(5), if this Agreement is terminated by OBUS at any time other than pursuant to Section 9(3), or if this Agreement is terminated by the Employee for Good Reason, the Employee shall be entitled to severance payment equal to six (6) months’ salary. The severance payment as provided pursuant to this Section 9(4) shall include an amount equal to the value of all benefits to which the Employee would otherwise have been entitled during the notice period.
(5)    Notwithstanding Section 9(4), if there is a change of control of OBUS, as defined herein, and if this Agreement is terminated by OBUS at any time within one (1) year following the change of control other than pursuant to Section 9(3), the Employee shall be entitled to severance payment equal to twice that determined pursuant to Section 9(4).
For the purposes of this section 9(5), “change of control” means any amalgamation, merger or other corporation reorganization which results in any change in the present effective voting control of OBUS, or will result in a change of the person or persons who own or control sufficient voting shares in OBUS to elect a majority of the directors of OBUS, or will result in a person acquiring sufficient voting shares in OBUS to elect a majority of the directors of OBUS, or any sale, lease, exchange, partnership, or other transfer (in one transaction or a series of transactions) of all or substantially all of the assets of OBUS or a plan of liquidation of OBUS and/or an agreement for the sale or liquidation of OBUS is approved and completed, or the Board of Directors determines in its sole discretion the a change of control has occurred, whether or not any event described has occurred or is contemplated.
(6)    The Employee acknowledges and agrees that notice or payment in lieu thereof, in accordance with Section 9(4) shall be and is conclusively deemed to be reasonable compensation for termination of this Agreement and hereby waives any claim or potential claim that the Employee now has or may hereafter have, against OBUS for further compensation or notice other than that provided by the terms of this Agreement.
(7)    The Employee confirms that:

(a)
any breach of this Agreement or unauthorized disclosure of Confidential Information may result in irreparable harm to the Business of OBUS or its Affiliates and considerable monetary damages to OBUS and its Affiliates;

(b)	the damages suffered by OBUS may be difficult to establish; and

(c)	interim and permanent injunctions may be the only suitable remedy for OBUS;
but nothing herein shall in any way limit or restrict any other remedies available to OBUS at law or in equity including an action for damages.

(8)    Termination of the Employee's employment with OBUS for any reason whatsoever shall not terminate the Employee's obligations under Sections 7, 8 and 10 of this Agreement.
Section 10 -     Non-Competition
(1)    The Employee shall not, during the term of this Agreement, engage, hold an interest in or have any involvement, either directly or indirectly, in any business entity, venture or undertaking if such would materially interfere with or conflict with the Employee's duties and obligations to OBUS as provided for under this Agreement, provided that the acquisition of a non-control position in publicly traded companies will not contravene this Section.
(2)    The Employee shall not, during the term of this Agreement, and for a period of one (1) year following the termination or expiration of this Agreement, either individually or in partnership or jointly or in conjunction with any person, firm or corporation as principal, employee, partner, director or as a shareholder or investor (if actually involved in the management of a business which is competitive with the Business of OBUS or its Affiliates) carry on or be engaged in any business which is directly competitive with the Business of OBUS or its Affiliates.
(3)    The parties agree that all of the restrictions contained in Subsection 10(2) hereof are reasonable and valid, and that all defenses to the strict enforcement thereof by OBUS are hereby waived by the Employee.
(4)    The Employee agrees that the remedy at law for any breach by the Employee of the provisions of this Section 10 may be inadequate and that in the event of such breach, OBUS may make an application to a court of competent jurisdiction for an order granting OBUS temporary, permanent or both kinds of injunctive relief against the Employee, without the necessity of proving actual damage to OBUS.
(5)    The Employee agrees that any waiver by OBUS of a breach of this Agreement by the Employee shall only be a waiver with respect to the particular breach giving rise to the waiver.
Section 11 -     Notices
All notices, reports, invoices, payments and formal communications (collectively referred to as "Notices") required or permitted to be given hereunder shall be in writing and shall be delivered personally or sent by prepaid registered mail or facsimile transmission to the following address or such other address as the relevant party may notify from time to time:
TO:    OBUS
ONCOLYTICS BIOTECH (U.S.), INC.
Attention: President
WITH COPY TO:

ONCOLYTICS BIOTECH INC.
Suite 210, 1167 Kensington Crescent N.W.
Calgary, Alberta
T2N 1X7

Attention: President
TO:    Employee

Michael Moore
[address redacted]

Notices sent by prepaid registered mail shall be deemed to be received by the addressee on the seventh day (excluding Saturdays, Sundays, Statutory Holidays and any period of postal disruption) following the mailing thereof. Notices personally served shall be deemed to be received when actually delivered, provided such delivery shall be during normal business hours.
Section 12 -     Enurement
This Agreement shall enure to the benefit of and be binding upon the parties hereto and:

(a)	in the case of OBUS, its successors and permitted assigns; and

(b)	in the case of the Employee, his heirs, executors, administrators or other personal representatives.
IN WITNESS WHEREOF the parties have executed this Agreement as of the day and year first above written.

ONCOLYTICS BIOTECH (U.S.), INC.

Per:	/s/ Andres Gutierrez
Andres Gutierrez
Per:	/s/ Gilles Gosselin
Gilles Gosselin CFO

/s/ Ann Moore                    /s/ Michael Moore
Witness                    Michael Moore

SCHEDULE "A"
JOB DESCRIPTION

Basic Function: The investor relations officer position is accountable for creating and presenting a consistently applied investment message to the investment community on behalf of a company, and for monitoring and presenting to management the opinions of the investment community regarding the company's performance.

Summary of Responsibilities:

•	The Investor Relations Manager executes the Company’s Investor Relations program to effectively communicate the Company’s strategy, financial performance and products

•	Must partner closely with senior management, internal legal counsel, corporate communications, and finance and key business areas across the organization

•	Serves as a company spokesperson to the financial community by establishing and maintaining strong positive relationships with analysts and investors

•	Leads the preparation and development of materials for conference calls, financial conferences, and Investor Days

•	Develops an in-depth understanding of the business, including the clinical development plan, in order to develop materials regarding the company’s current and future performance

•	Communicates with sell-side analysts and buy-side investors proactively and reactively by participating in conference calls and meetings, building rapport with the investment community

•	Organizes conferences, road shows, earnings conference calls, and investor meetings

•	Understands key differences between analyst consensus and Company forecasts in order to tailor communications to minimize gaps in expectations

•	Creates investor marketing and targeting plan based upon analysis of institutional shareholder and target institution ownership trends, tracks activity and creates quarterly IR board reports

•	Utilizes analyses of company and peer company stock trends to develop market and competitor intelligence and to communicate the Company’s valuation

•	Conducts market research and analyses to support communications and presentation information, including economic, industry, and regulatory developments

•
Monitors company, peer and industry specific sell-side research, consensus estimates, other key financial metrics and industry trends to understand and communicate the company’s investment community perception

•	Responsible for maintaining accuracy of the company website

•	Performs ad hoc research and reports

•	Strong attention to detail with the ability to meet time-sensitive deadlines and carry out multiple priorities independently

•	Ability to adapt to a dynamic, rapidly changing business and technical environment

•	Strong organizational and time management skills

•	Ability to prioritize, multi-task several projects/initiatives simultaneously

•	Ability to maintain confidentiality required

SCHEDULE "B"
BENEFITS

Physical Fitness Benefit:

The Employee is entitled to the Physical Fitness Benefit in the amount of Seven Hundred and Fifty ($750.00) United States Dollars per annum to use towards an item or service that promotes physical activity; the details of which are outlined in the Company Policy Manual.

Deferred Compensation:

Employee shall, if qualified to do so, be entitled to allocate a portion of his salary to a 401(K) Plan established for the Employee, up to the prescribed maximum, and in accordance with the requirements thereof.

Benefit Plan Alternatives:

Alternative 1:
Employee can elect to receive an additional amount of 9.25% of base salary. Such amount shall be the employee’s full Health Benefit Allocation, and shall be taxable in accordance with the relevant regulations.

Alternative 2:
Employee can elect to direct (the lesser of the maximum available or allowable by the employee under the Flexible Spending Plan), a portion of the Health Benefit Allocation (9.25% of base salary) to a Flexible Spending Account, and receive the remainder (9.25% of base salary less the amount directed to the Flexible Spending Account) of the Health Benefit Allocation as a taxable amount in accordance with the relevant regulations.

Alternative 3:
Whether or not the Employee elects to participate in Alternative 2, the Employee can also elect to participate in an individual Health Insurance Program utilizing any amount still remaining from the Health Benefit Allocation. Any additional amounts required to be paid for this Program would be drawn from Employee’s net pay.